[                                         EQU: TSX, NYSE

Equal Announces Hunton Acquisition and Settlement of Legal Matters

Calgary, Alberta – (April 26, 2011) Equal Energy Ltd. (“Equal” or the “Company”) announces that it has entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement (the ”Settlement Agreement”) with Petroflow, Compass Bank (“Compass”) and Texas Capital Bank, N.A. (“Texas Capital”) (collectively the “Agreements”) pursuant to which the Company will acquire Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement (the “Farmout”) between the Company and NAPCUS, (the “Acquisition”) and concomitantly settle all outstanding legal matters and other claims between the Company and Petroflow, Compass and Texas Capital.  The Agreements are subject to the approval of the US Bankruptcy Court in Delaware (“Bankruptcy Court”) and a hearing requesting such approval is expected to occur on May 17, 2011.

“We are very pleased to have come to agreement with the parties involved in the Petroflow bankruptcy process through the negotiation of this acquisition and settlement.  The acquisition is beneficial for our shareholders and removes a significant distraction for the Equal management team” said Don Klapko, President and CEO of Equal.

ACQUISITION HIGHLIGHTS & STRATEGIC RATIONALE
Pursuant to the Purchase and Sale Agreement, Equal will acquire Petroflow’s interests in the Oklahoma Hunton play which were developed under the Farmout for consideration of US$93.5 million.  The effective date of the transaction will be July 1, 2011 with adjustments to the consideration if the transaction closes before or after July 1, 2011.  Equal and Petroflow will equalize, on a 50/50 basis, the interests in zones above the Hunton in sections of land that were earned during the Farmout, and Petroflow will operate a development program over these uphole assets.

Equal expects to fund the Acquisition through proceeds from its previously announced offering of common shares and its available credit facilities.  In addition, Equal will receive from Petroflow US$5.8 million in outstanding pre-petition joint interest billings and expects future recovery of US$1.4 million of production tax rebates.  Under the terms of the Agreements, all outstanding legal matters previously disclosed on January 19, 2011 related to the capital recovery agreement and salt water disposal disputes, as well as a dispute related to lien priority scheduled for a future trial will be settled and resolved.  As a result of the Agreements, Equal will record a reversal in a previously booked liability in the amount of US$9.8 million related to a ruling of the Bankruptcy Court related to the outstanding legal matters.

The acquired interests have the following characteristics:

Production1	3,100 boe/d (approximately 42% liquids)
Proved reserves2	8.7 mmboe (approximately 98% proved developed producing)
Operating netback per boe3	US$17.80 per boe
Proved RLI	7.7 years
1.	Internal estimate of average production for July 1 to December 31, 2011 period.
2.	Equal internal estimate
3.	Based on US$80.00 / bbl oil price and US$4.25 / mmbtu gas price

Based on a purchase price of US$93.5 million, and adjusting for the receipt of US$5.8 million in joint interest billing receivable, the transaction metrics are as follows:

Production	US$28,290 per boe/d
Proved reserves	US$10.08 per boe
Cash flow	Approximately 4.4x annualized cash flow

The Acquisition is expected to be accretive to Equal in 2011 in terms of cash flow, production, reserves and net asset value, all on a per share basis.  Combined with the proceeds of the previously announced offering, Equal’s debt ratios are also expected to improve.  Upon the acquisition, Equal’s bank line is expected to be increased to $175 million with an estimated draw on the bank line of $120 million, providing the Company with strong financial flexibility.

On closing, the Acquisition will significantly increase the scale of the Company’s operations in its key Hunton liquids-rich natural gas play in Oklahoma.  The addition of approximately 3,100 boe/d represents an increase in the working interest of existing wellbores in which Equal already holds an interest and acts as operator.  The Acquisition also eliminates the distraction and uncertainty of current legal disputes related to the assets being acquired and allows the Company to better control the pace and nature of its development activities on the assets.

For further information please contact:

Dell Chapman                                                                                  Don Klapko
Chief Financial Officer                                                                                President & CEO
(403) 538-3580 or (877) 263-0262                                                                      (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 56 percent crude oil and natural gas liquids and 44 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Specific forward-looking statements included in this press release include comments related to the expected benefits and closing date of the Acquisition, the expected accretive nature of the Acquisition on Equal and Equal’s 2011 expected operational and financial performance.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, uncertainty regarding approval by the Bankruptcy Court, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.